Mail Stop 4561

February 8, 2007

Stephen C. Hughes
Executive Vice President and Chief Financial Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, Virginia 22033
(703) 803-1500

>   **Re: SRA International, Inc. (File No. 001-31334)**
>   **Form 10-K for the Fiscal Year Ended June 30, 2006**
>   **Form 8-K filed January 31, 2007**

Dear Mr. Hughes,

        We have reviewed the above referenced filings and your response letter dated January 29, 2007, and we have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.   Your response to comment 4 in your letter dated January 29, 2007 indicates that for strategic consulting and business solutions contracts, costs are used to measure revenue because costs incurred bear a direct relationship to services provided.

Further describe the nature of the different types of costs that are used to measure the pattern in which your obligations to the customer are fulfilled. We note from your disclosure on page 23 of your Risk Factors section that you may incur significant operating expenses during the start-up and early stages of your contracts. As part of your response, describe the nature of these operating expenses, tell us whether these costs are included in your measure of the pattern of performance, and, if so, why you believe these types of costs bear a direct relationship to services provided.

2.   We note from your response to comment 5 in your letter dated January 29, 2007 that you consider the contract line items to be separate arrangements due to several factors. Please clarify whether the contract line items are negotiated or executed within a short time of each other. If so, this would appear to indicate that the contract line items should be accounted for as a single arrangement. Refer to AICPA Technical Practice Aid 5100.39 and note that even though the guidance in this literature relates specifically to software contracts, we believe the guidance from this literature provides a good listing of indicators that should be considered in determining whether separate contracts should be combined and evaluated as one multiple-element arrangement.

3.   You indicate in response to comment 5 in your letter dated January 29, 2007 that EITF 00-21 does not apply to the vast majority of your contracts and your contracts that include software and services elements are considered to be separate arrangements. Tell us how you separate and allocate revenue to any other elements/deliverables in your contracts. In this regard, we note from disclosures throughout your filing, including on page 37 of your MD&A, that your contracts may also include third-party hardware and software. Please provide us with a comprehensive list of the elements/deliverables included in each type of contract you offer. Tell us whether you account for each element/deliverable as individual arrangements or separate accounting units of a single multiple-element arrangement, and provide us with the basis for your accounting treatment.

Form 8-K filed January 31, 2007

Pro Forma Condensed Consolidated Statement of Operations (Unaudited), page 6

4.   We believe the non-GAAP statement of operations columnar format appearing your Form 8-K filed January 31, 2007 may create the unwarranted impression to investors that the non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in

light of these concerns. As a substitute for this presentation format, you may consider presenting separate reconciliations for the individual non-GAAP measures (i.e., pro forma income before taxes, pro forma provision for income taxes, pro forma net income, and pro forma basic and diluted net income per share), provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003. In addition, your non-GAAP measures should be identified as other than "pro forma." Reference to pro forma has a different meaning within GAAP and Article 11 of Regulation S-X.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief